Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934

Universal Insurance Holdings, Inc. (the “Company,” “we,” “us” or “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock.
The authorized capital stock of the Company consists of 55,000,000 shares of common stock and 1,000,000 shares of preferred stock. In October 1994, we issued 49,950 shares of Series A Preferred Stock. The shares of Series A Preferred Stock are not registered pursuant to Section 12 of the Exchange Act and are not separately described herein, but they are referenced as relevant when describing the common stock below.
The general terms and provisions of our common stock are summarized below. It may not contain all the information that is important to you. For additional information, you should refer to the provisions of our Amended and Restated Certificate of Incorporation (the “certificate of incorporation”) and our amended and restated bylaws (the “bylaws”), each of which is an exhibit to the Annual Report on Form 10-K to which this description is an exhibit and are incorporated herein by reference. Please also refer to the applicable provisions of the Delaware General Corporation Law (“DGCL”) for additional information.
DESCRIPTION OF COMMON STOCK
Listing
Our common stock is listed on the New York Stock Exchange under the symbol “UVE.”
Dividends
Subject to any preferential rights of any series of preferred stock, holders of our common stock are entitled to receive dividends when, as, and if declared by our board of directors (the “Board”) out of legally available funds. Applicable provisions of the DGCL may affect our ability to declare and pay dividends on our common stock. In particular, pursuant to the DGCL, a company may pay dividends out of its surplus, of if there is no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. In addition, payment of dividends on our common stock may also be restricted by loan agreements, indentures and other transactions entered into by us from time to time.
Voting Rights
The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. Except as otherwise provided by law, our charter or our bylaws, matters will generally be decided by a majority of the votes cast. The holders of our common stock are not entitled to cumulative voting rights.
Liquidation Rights
Upon a liquidation, our creditors and any holders of preferred stock (including holders of our Series A Preferred Stock) with preferential liquidation rights will be paid before any distribution to holders of our common stock. The holders of our common stock would be entitled to receive a pro rata amount per share of any excess distribution.
Absence of Other Rights
Holders of our common stock have no conversion rights, redemption rights, preemptive rights, sinking fund provisions or fixed dividend rights. There are no restrictions on transfer of our common stock, except as required by law.

Certain Anti-takeover Effects
General. Certain provisions of our charter and the DGCL could make it more difficult to consummate an acquisition of control of us by means of a tender offer, a proxy fight, open market purchases or otherwise in a transaction not approved by our Board. The summary of the provisions set forth below does not purport to be complete and is qualified in its entirety by reference to our charter, our bylaws and the DGCL.
Business Combinations. We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203 prevents certain Delaware corporations from engaging, under certain circumstances, in a “business combination” (as defined therein), which includes, among other things, a merger or sale of more than 10% of the corporation’s assets, with any interested stockholder for three years following the date that the stockholder became an interested stockholder. An interested stockholder is a stockholder who acquired 15% or more of the corporation’s outstanding voting stock or an affiliate or associate of such person.
Advance Notice Requirements. Stockholders wishing to nominate persons for election to our Board at an annual meeting or to propose any business to be considered by our stockholders at an annual meeting must comply with certain advance notice and other requirements set forth in our bylaws. Likewise, if our Board has determined that directors shall be elected at a special meeting of stockholders, stockholders wishing to nominate persons for election to our Board at such special meeting must comply with certain advance notice and other requirements set forth in our bylaws.
Special Meetings. Shareholders may call a special meeting upon the request of not less than a majority of all the shares entitled to vote at such special meeting.
Board Vacancies. Any vacancy on the Board may be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director.
Additional Authorized Shares of Capital Stock. The additional shares of authorized common stock and preferred stock available for issuance under our charter could be issued at such times, under such circumstances and with such terms and conditions as to impede a change in control.